

13013929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 15 2013

Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRATA CAPITAL, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1660 LINCOLN STREET, SUITE 2045
                        (No. and Street)

DENVER   CO   80202
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TOMMYE M. BARNETT   303-296-8834
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
               (Name – if individual, state last, first, middle name)

650 S. CHERRY STREET, SUITE 1050   DENVER   CO   80246
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TOMMYE M. BARNETT _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
STRATA CAPITAL, INC. _____ , as
of DECEMBER 31 _____ , 20 12 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE _____

_____

_____

_____

Signature

_____
Vice President
Title

_____
Notary Public
My Commission Expires 03-27-16

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



STRATA CAPITAL, INC.
(SEC File No. 8-66853)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2012 and 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and
Agreed Upon Procedures on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246

STRATA CAPITAL, INC.
(SEC File No. 8-66853)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2012 and 2011
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control and
Agreed Upon Procedures on SIPC-7 Report

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Stockholders
Strata Capital, Inc.
Denver, Colorado

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Strata Capital, Inc. (an S-Corporation) as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Capital, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

January 30, 2013

STRATA CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31,	
	2012	2011
CURRENT ASSETS:		
Cash and cash equivalents	$ 123,564	$ 224,450
Prepaid expenses	3,000	2,463
Total Current Assets	126,564	226,913
PROPERTY AND EQUIPMENT, at cost:		
Equipment	1,696	1,696
Furniture	1,495	1,495
	3,191	3,191
Less accumulated depreciation	3,191	3,144
	-	47
TOTAL ASSETS	$ 126,564	$ 226,960

See accompanying notes to financial statements.

-2-

STRATA CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDERS' EQUITY

| | DECEMBER 31, | |
	2012	2011
LIABILITIES	$ -	$ -
STOCKHOLDERS' EQUITY:		
Common stock, $10.00 par value;		
10,000 shares authorized,		
2,000 shares issued and outstanding	20,000	20,000
Additional paid in capital	70,000	70,000
Retained earnings	36,564	136,960
	126,564	226,960
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 126,564	$ 226,960

STRATA CAPITAL, INC.

STATEMENTS OF OPERATIONS

| | YEARS ENDED DECEMBER 31, | | | |
	2012		2011	
REVENUES:				
Advisory services	$	23,160	$	97,500
Other income		469		864
		23,629		98,364
OPERATING EXPENSES:				
Consulting fees (Note B)		84,543		-
Office expense		12,360		5,001
Overhead charges paid to related entity (Note B)		12,000		12,000
Professional fees		10,955		14,951
License and testing fees		3,371		3,350
Insurance		749		367
Depreciation		47		212
		124,025		35,881
NET INCOME (LOSS)	$	(100,396)	$	62,483

See accompanying notes to financial statements.

STRATA CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE, JANUARY 1, 2011	2,000	$ 20,000	$ 70,000	$ 194,477	$ 284,477
Distributions				(120,000)	(120,000)
Net income	-	-	-	62,483	62,483
BALANCE, DECEMBER 31, 2011	2,000	$ 20,000	$ 70,000	$ 136,960	$ 226,960
Net loss	-	-	-	(100,396)	(100,396)
BALANCE, DECEMBER 31, 2012	2,000	$ 20,000	$ 70,000	$ 36,564	$ 126,564

See accompanying notes to financial statements.

-4-

STRATA CAPITAL, INC.

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,			
	2012		2011	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	$	(100,396)	$	62,483
Adjustments to reconcile net income to net				
cash provided by operations:				
Depreciation		47		212
Increase (decrease) in cash resulting				
from change in:				
Prepaid expenses		(537)		237
NET CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES		(100,886)		62,932
CASH FLOWS FROM FINANCING ACTIVITIES:				
Dividends paid		-		(120,000)
NET CASH USED FOR FINANCING ACTIVITIES		-		(120,000)
NET DECREASE IN CASH		(100,886)		(57,068)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		224,450		281,518
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	123,564	$	224,450

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

A.   Summary of Significant Accounting Policies

Organization

Strata Capital, Inc. (the Company) is an investment banking broker dealer focused on capital sourcing, capital structuring and strategic consultation for small firms engaged in the oil and gas business.

Cash and Cash Equivalents

The Company considers cash on hand and investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of 5 to 7 years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company, with consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Uncertain Tax Positions

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company records a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company's evaluation on December 31, 2012 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2009 through 2011 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

STRATA CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2012 AND 2011

A.   Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2012 presentation.

Subsequent Events

Subsequent events have been evaluated through January 30, 2013 which is the date the financial statements were issued.

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as interest expense in the financial statements. There were no interest or penalties incurred during the year ended December 31, 2012.

B. Transactions with Related Entities

The Company shares office space with a related entity. The Company pays $1,000 a month for the personal property, utilities and office space to the related party. The stockholders of the Company feel that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. Overhead charges paid to this related entity were $12,000 per year for the years ended December 31, 2012 and 2011. The Company paid $80,000 for consulting services during the year ended December 31, 2012 to one of the shareholders of the Company.

C. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived 100% of revenue from one client in 2012 and 2011.

D. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2012, the Company's net capital was $123,564 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

SUPPLEMENTARY INFORMATION

STRATA CAPITAL, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2012

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

STOCKHOLDERS' EQUITY	$126,564
DEDUCTIONS:	
Nonallowable assets	(3,000)
NET CAPITAL	$123,564
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0 :1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

STRATA CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



January 30, 2013

To The Stockholders
Strata Capital, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Strata Capital, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholders
Strata Capital, Inc.
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we
have performed the procedures enumerated below with respect to the accompanying
Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-
7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December
31, 2012, which were agreed to by Strata Capital, Inc. and the Securities and Exchange
Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist
you and the other specified parties in evaluating Strata Capital, Inc.'s compliance with
the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).
Strata Capital, Inc.'s management is responsible for the Strata Capital, Inc.'s compliance
with those requirements. This agreed-upon procedures engagement was conducted in
accordance with attestation standards established by the American Institute of Certified
Public Accountants. The sufficiency of these procedures is solely the responsibility of
those parties specified in this report. Consequently, we make no representation regarding
the sufficiency of the procedures described below either for the purpose for which this
report has been requested or for any other purpose. The procedures we performed and our
findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
    disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended
    December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for
    the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
    and working papers [no adjustments] noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and
    in the related schedules and working papers [financial statements] supporting the
    adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H & H, P.C.

HARDING AND HITTESDORF, P.C.

January 30, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066853   FINRA   DEC
STRATA CAPITAL INC   18*18
1660 LINCOLN ST STE 2045
DENVER CO 80264-2001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tommye Barnett
303·296·8834

2. A. General Assessment (item 2e from page 2) $ 58

    B. Less payment made with SIPC-6 filed (exclude interest)   (116   )

    8/29/12 + 10/4/12
    Date Paid

    C. Less prior overpayment applied   (   )

    D. Assessment balance due or (overpayment)   (58   )

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

    F. Total assessment balance and interest due (or overpayment carried forward) $(58   )

    G. PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above) $

    H. Overpayment carried forward $(58   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Strata Capital Inc.
(Name of Corporation, Partnership or other organization)

Tommye Barnett
(Authorized Signature)

Vice President
(Title)

Dated the **10** day of **January**, 20 **13**.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __23,160__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   __0__

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions   __0__

2d. SIPC Net Operating Revenues $ __23,160__

2e. General Assessment @ .0025 $ __58__

(to page 1, line 2.A.)

2